Exhibit 99.1

Basel Medical Group Ltd Reaffirms Strong Financial Position Amid Market Volatility

Singapore, May 29, 2025 (GLOBE NEWSWIRE) — Basel Medical Group Ltd (Nasdaq: BMGL or the “Company”), today reaffirmed the strength of its underlying financial performance and strategic outlook, despite recent volatility in its share price.

Speaking on behalf of the Board and management team, BMGL’s Chief Executive Officer, Dr Darren Chhoa stated, “While recent movements in our share price may raise questions, I want to assure our shareholders and stakeholders that the fundamentals of BMGL remain strong and resilient. Our financial performance continues to be robust, with our subsidiaries winning new sizable contracts particularly in the supply chain, and we remain on track with our acquisition growth strategy.”

“We believe that the recent share price decline does not reflect the intrinsic value of our business nor the solid progress we’ve made. BMGL has consistently demonstrated strong operational execution, disciplined capital management, and a commitment to delivering sustainable value for shareholders.”

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine and surgery, orthopedic procedures, as well as neurosurgical treatments. Our operations are based in Singapore, with our clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, in particular those in the construction, marine and oil & gas industries, which underpin our robust business model. As an orthopedic service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

+65 6291 9188

contact@baselmedical.com

www.baselmedical.com